Exhibit 12

	Year Ended					Three Months Ended
	December 31 2012	December 31 2013	December 31 2014	December 31 2015	December 31 2016	March 31 2017
Computation of Earnings:
Income before income taxes, minority interests and equity earnings	$636	$576	$516	$639	$769	$179
Adjustments to income:
Add: Distributed income from less than 50% owned companies	1	1	—	—	—	—
Add: Fixed charges as presented below	256	262	275	290	270	66
Subtract: Interest capitalized	9	(5)	(1)	(2)	(9)	(2)
Add: Amortization of interest previously capitalized	—	1	1	2	3	1

Earnings	$902	$835	$791	$929	$1,033	$244

Computation of Fixed Charges:
Interest incurred	$214	$226	$239	$253	$227	$57
Interest capitalized	9	5	1	2	9	2
Amortization of debt related costs	12	10	14	17	16	3
Portion of rental expense representative of interest (1)	21	21	21	18	18	4

Total fixed charges	$256	$262	$275	$290	$270	$66

Ratio of earnings to fixed charges	3.5	3.2	2.9	3.2	3.8	3.7

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.